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18006881

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[...]ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42622

SEC Mail Processing
MAR 06 2018
Washington DC
408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ENERECAP PARTNERS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1718 PEACHTREE STREET, NW, SUITE 900
(No. and Street)

ATLANTA	**GA**	**30309**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER EDMONDS **404-973-2780**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

BW

OATH OR AFFIRMATION

I, CHRISTOPHER EDMONDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ENERECAP PARTNERS, LLC, as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Public Notary

JEFFREY LLOYD NOTARY PUBLIC MY COMMISSION EXPIRES JULY 28, 2018 FULTON COUNTY, GEORGIA

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enerecap Partners, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2017
AND INDEPENDENT AUDITORS' REPORT

Enerecap Partners, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Enerecap Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enerecap Partners, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position Enerecap Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Enerecap Partners, LLC's management. Our responsibility is to express an opinion on Enerecap Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Enerecap Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Enerecap Partners, LLC's financial statements. The supplemental information is the responsibility of Enerecap Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Enerecap Partners, LLC's auditor since 2013.

Maitland, Florida

February 27, 2018

Enerecap Partners, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash	$	52,905
Accounts Receivable		3,638
Total Assets	$	56,543

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses (related party)	$	12,056
Due to Parent		12,324
Total Liabilities		24,380
MEMBERS' EQUITY		32,163
Total Liabilities and members' equity	$	56,543

See Independent Auditors' Report and
Notes to Financial Statements.

Enerecap Partners, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Hedge Fund Fees	$	17,354
12b1 Fees		7,583
Interest Income		85
TOTAL REVENUE		25,022
OPERATING EXPENSES:		
Service agreement expense (related party)		17,400
Regulatory fees		8,013
Professional fees		18,000
Other Operating Expenses		4,346
Total expenses		47,759
NET INCOME (LOSS)	$	(22,737)

See Independent Auditors' Report and
Notes to Financial Statements.

Enerecap Partners, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBERS' EQUITY, JANUARY 1, 2017	$	24,900
Net income (loss)		(22,737)
Additional Capital		30,000
MEMBERS' EQUITY, DECEMBER 31, 2017	$	32,163

See Independent Auditors' Report and
Notes to Financial Statements.

Enerecap Partners, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES:		
Net income (loss)	$	(22,737)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Accounts Payable		(35,544)
Due to Parent		(26,198)
Net cash used by operating activities		(84,479)
FINANCING ACTIVITIES		
Member's Contribution		30,000
Net cash provided by financing activities		30,000
NET DECREASE IN CASH		(54,479)
CASH AT BEGINNING OF YEAR		107,384
CASH AT END OF YEAR	$	52,905

See Independent Auditors' Report and
Notes to Financial Statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

In accordance with the Purchase and Sale Agreement ("PSA") dated August 15, 2012, and executed by and between CSG Holdings, LLC ("Holdings") and ERC Holding Corp. ("ERC"), a Delaware corporation, ERC owns 100% of the membership interests of the Company effective January 1, 2013.

During January 2013 the Name was changed from Commerce Square Trading, LLC to Enerecap Partners, LLC (the "Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation formed on December 31, 2008 and is a wholly-owned subsidiary of ERC Holding Corp. (the "Parent").

The Company upon closing of the above-referenced acquisition has not initiated new revenue activities. As a result, all revenue received during 2017 is legacy trail fees from hedge funds and commissions received from 12b1 as a result of the activities that occurred prior to purchase by ERC. Enerecap Partners, LLC has been approved for proprietary research, although no revenue was generated or recognized during 2017.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in an area bank. Cash balances are insured up to $250,000 per bank by the FDIC or, in the case of credit union deposits, the NCUA.

Reserves and Custody of Securities

The Company currently does not have any customer accounts or Custody of any customer assets.

Commission Revenue

The Company recognizes revenue at the time commissions on a variety of investment products are earned.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. The Company does not recognize any tax liability or assets, deferred or current, on the financial statements. The taxable income of the Company is included in the consolidated income tax return of its Parent. The Parent assumes responsibility for all income taxes; therefore, no provision for income taxes is included and there are no uncertain tax positions recognized by the Company.

Uncertain tax positions

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes.* The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by a taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Uncertain tax positions (continued)

The Company's evaluation on December 31, 2017 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2014 through 2016 tax years remain subject to examination by the IRS and State of New York. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Recently Issue Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1. The Company had net capital of $28,525 and excess capital of $23,525 as of December 31, 2017, a net capital requirement of $5,000, and a percentage of aggregate indebtedness to net capital of 85.47%.

NOTE 3 - Related Party Transactions

The Company is wholly owned by ERC Holding Corp; The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2017, pursuant to a Services agreement between the Company and the Parent, the Company recorded an administrative fee expense of $17,400.

The amount due to the Parent as of December 31, 2017 was $12,324 relating to expenses recorded by the Company and paid by the Parent. Expenses paid by the parent in addition to the administrative fees were $18,432 for the year ended December 31, 2017, and are included in various expenses in the statement of operations.

NOTE 4 – Commitments and Contingencies

The Company does not have any commitments or contingencies.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events through February 27, 2018 which is the date that the financial statements were approved and available to be issued. No subsequent events were noted.

Enerecap Partners, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	32,163
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		-
Accounts receivable		3,638
NET CAPITAL	$	28,525
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		24,380
Total aggregate indebtedness	$	24,380
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
Excess net capital	$	23,525
Excess net capital at 1,000 percent	$	22,525
Percentage of aggregate indebtedness to net capital		85.47%

There are no material differences between the prededing computation and the Company's corresponding, unaudited part II of Form X-17A-5 as of December 31, 2017.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Enerecap Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Enerecap Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Enerecap Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Enerecap Partners, LLC stated that Enerecap Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Enerecap Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Enerecap Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 27, 2018

ERC Holding Corp.
1718 Peachtree Street, NW
Suite 900
Atlanta GA 30309

Christopher S. Edmonds
Chief Executive Officer
404.973.2780 Direct
cedmonds@enerecap.com

February 7, 2018

To Whom it May Concern:

Exemption Report Pursuant to Securities and Exchange Commission Rule 17a-5(d)(4)

Enerecap Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

ENERECAP PARTNERS, LLC

I, Christopher Edmonds, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Christopher S. Edmonds

Chief Executive Officer
Managing Partner
Enerecap Partners, LLC

Prepared: 7 February 2018